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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2006

                         Commission File Number: 1-6702


                                   NEXEN INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                              801 - 7th Avenue S.W.
                        Calgary, Alberta, Canada T2P 3P7
                    ----------------------------------------
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.*

                Form 20-F  [_]                  Form 40-F  [_]

        * The registrant files annual reports under cover of Form 10-K.

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). [_]

        NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

        NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes  [_]                           No   [X]

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

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This Report on Form 6-K incorporates by reference the exhibit attached hereto, which was filed by Nexen Inc. with the Canadian Securities Administrators (the "CSA") on the date specified in the exhibit list.


EXHIBIT      TITLE
-------      -----

99.1 Management Proxy Circular, including Notice of Annual General Meeting of Shareowners, Form of Proxy and Supplemental Mail Return Cards, with respect to the April 27, 2006 Annual General Meeting of Shareowners, dated March 10, 2006, as filed with the CSA on March 22, 2006.




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                                 SIGNATURE


             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                NEXEN INC.
                                                (Registrant)



Date:  March 22, 2006                           By: /s/ Sylvia L. Groves
                                                   ---------------------------
                                                   Name:  Sylvia L. Groves
                                                   Title: Assistant Secretary

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                                 EXHIBIT INDEX



EXHIBIT      TITLE
-------      -----

99.1 Management Proxy Circular, including Notice of Annual General Meeting of Shareowners, Form of Proxy and Supplemental Mail Return Cards, with respect to the April 27, 2006 Annual General Meeting of Shareowners, dated March 10, 2006, as filed with the CSA on March 22, 2006.